

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via Email
Timothy Power
General Counsel
LSF8 Gypsum Holdings Company, LLC
12018 Sunrise Valley Drive, Suite 600
Reston, VA 20191

> **Re: LSF8 Gypsum Holdings Company, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted November 25, 2013**
> **CIK No. 001592480**

Dear Mr. Power:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General:

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Please revise your registration statement to include all information required by Form S-1 and complete all blanks in the registration statement related to information that is not eligible to be omitted under Rule 430A.

4. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please provide us with copies of any graphics and photographs you intend to use in your prospectus.

7. We encourage you to file all exhibits as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

8. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

Prospectus Summary, page 1

9. Please disclose in the forepart of the prospectus summary that you are a holding company controlled by your sponsor, Lone Star Fun VIII (U.S.) L.P., and that you have a relatively short operating history as a stand-alone company.

10. Please provide a chart summarizing your organizational and ownership structure prior to and following the offering. Please make conforming disclosure in the Business section.

11. Throughout the prospectus you provide various factual statements without indicating whether the source of the information is management's belief, industry data, general articles or another source. Refer to the following examples:

    • "We are the only producer of gypsum wallboard in the United States to use 100% synthetic gypsum" [page 1];

- "Use of synthetic gypsum has increased from 5% of total wallboard product in 1995 to 45% in 2010" [page 2];
- "Commercial construction square footage is expected to grow at a compounded annual rate from 2013 to 2016." [page 4]; and
- "We believe that our wallboard facilities are among the largest and most in North America, result in productivity levels among the highest in the industry" [page 6].

These are only examples. Please mark your supplemental support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete these qualitative and comparative statements. Please revise throughout your prospectus as necessary.

12. If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this and file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933.

Our Company, page 1

13. Please clearly define the area that encircles the parameters of your "market share in the eastern United States" as used in the prospectus.

14. Please indicate which metropolitan areas you consider to be near your facilities.

Our Industry, page 2

15. We note that although 12% of your sales in 2012 and 10% of your sales in 2011 were in Canada, you do not address the factors effecting Canadian wallboard demand as you do for United States wallboard demand. Please revise your disclosure to describe these factors or provide us supplementally with support for why you do not think this information is material.

16. We note your disclosure that there are seven wallboard manufacturers in the United States. Please disclose how many of these manufacturers compete in the Eastern United States, which is the market that you compete in.

17. We note that on page 4 you provide a chart that shows the increase in year-to-date building permits by metropolitan statistical area for 2012 and 2013. On the third to last line of the chart you refer to "Total for Core Continental BP regions." Please disclose these core regions and disclose what percentage of your revenue is derived from each of these core regions.

18. We note that you provide the "Remodeling Market Index" metric to support your claim that you "expect continued recovery in the repair and remodel market." Please describe what this metric measures and why an increase would support your contention.

Our Strengths, page 5

Leadership Positions in Attractive Geographic Markets, page 5

19. We note you discuss building permit growth rates in your "key markets," but on page 4, when presenting this material, you use the term "core region." If these two terms specify different groups of markets, please distinguish them. If not, please make them consistent.

Strong Margin Profile and Cash Flow Generation, page 5

20. Please describe in detail how your cost structure has "fundamentally improved" going forward.

21. We note your disclosure that your Adjusted EBITDA margins [are] "among the highest margins in the building products industry." As there are only seven companies in your industry, please more precisely disclose where your Adjusted EBITDA margin ranks. Also, please enhance your discussion of this non-GAAP measure to disclose the importance of the measure and why you believe investors should rely on it when evaluating your margins and overall financial condition.

Our Strategy, page 7

22. We note your disclosure on page 8 that your anticipated strong cash flows should allow you to enhance shareholder value through capital returns. Throughout the remainder of your document, you disclose that you have no present intention of paying out dividends. As such, please revise your disclosure to clarify for investors what you mean by capital returns.

Risk Factors, page 16

Risks Relating to our Business and Industry, page 16

23. We note you disclose in the Prospectus Summary that there has recently been consolidation in the wallboard production industry. Please add a risk factor that addresses how further consolidation would impact your business and if such consolidation is reasonably expected in the near future. If you do not believe such disclosure is required, please tell us why.

If our coal-fired plant synthetic gypsum suppliers switch to natural gas…, page 17

24. This risk factor appears to consider two distinct risks. Please amend this risk factor into two separate risk factors or supplementally provide us with reasoning on why these two risks should be combined.

We do not have long-term contracts with our customers…, page 19

25. Please disclose whether not entering into long-term contracts with your customers is common practice for companies in your industry. If it is not, please disclose why you have chosen not to enter into such long-term contracts.

Our certificate of incorporation will include a forum selection clause…, page 29

26. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your certificate of incorporation to be adopted prior to the completion of this offering, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Unaudited Pro Forma Combined Financial Information, page 40

27. We note that you intend to grant stock options to your executives and directors at the time of pricing of the offering. Please refer to your disclosures on page 11. Please tell us your consideration of including this transaction in your pro forma financial statements in accordance with Article 11-01(a)(8) of Regulation S-X.

(b) Purchase Accounting, page 46

28. Please expand your disclosure to provide investors with the fair value adjustments by asset category along with the reasonable range of estimated useful lives and the corresponding increase to depreciation and amortization expense for each period presented. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Factors Affecting our Results, page 50

29. Please disclose the percentages for cost of goods sold for fiscal year 2011 and the pro forma interim periods presented in addition to fiscal year 2012 to provide investors with comparative information.

Results of Operations, page 52

30. Please expand your disclosure for the changes in average mill-net selling price for gypsum wallboard and gypsum wallboard sales volume to disclose the extent to which these changes impacted net sales for all periods presented. We note that you introduced your LiftLite wallboard product in fiscal year 2011. Please also disclose the extent to which the introduction of new product impacted net sales. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

31. Please quantify the impact that foreign exchange rate variances had on net sales, total costs and operating expenses, and operating (loss) income for each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

32. Please quantify your manufacturing capacity utilization for each period presented. In addition, please discuss the impact manufacturing capacity utilization had on the corresponding operating results.

33. Please quantify the impact each factor disclosed as materially impacting net sales, total costs and operating expenses, and operating (loss) income for each period presented when multiple factors are disclosed. For example, your discussion and analysis of pro forma cost of goods sold for the interim periods references multiple factors for the increase (i.e., higher wallboard production and sales volumes; lower paperboard liner expense; and lower intangible amortization expense); however, the disclosure does not quantify the extent to which each factor contributed to the change in pro forma cost of goods sold. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

34. Please expand your discussion and analysis of cost of goods sold for each period presented to provide investors with a full understanding of all the material factors impacting this line item within income (loss) from continuing operations. In this regard, we note that pro forma cost of goods sold for the interim periods presented significantly decreased as a percentage of net sales for the combined 9-months ended September 30, 2013, versus the 9-months ended September 30, 2012 that exceeded net sales, even after consideration of the specific costs included in each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 60

35. Please include estimating the fair value of the assets and liabilities acquired by Lone Star as a critical accounting policy or include an explanation to investors why this is not a critical estimate to your consolidated financial statements. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Goodwill and Intangible Assets, page 60

36. Please update your disclosure for your testing of goodwill as of October 1, 2013, to provide investors with disclosure of any material uncertainty associated with goodwill.

Business, page 64

37. Please disclose the amount of revenue generated from your business in Canada. See Item 101(d) of Regulation S-K.

Properties, page 76

38. Please disclose whether you own the real property where your two finish products joint compounds are located. Refer to Item 102 of Regulation S-K.

Directors, page 80

39. We note Mr. Boggess is the only individual that has become a member of the board of directors before the listing of your common stock. Please explain.

40. Please indicate when Mr. Suss will become a member of the board of directors.

Long-Term Incentive Plan, page 93

41. We note your disclosure of 700,000 pool units outstanding under the LTIP, but on page 87 you disclose that Mr. Preston was awarded 400,000 pool units from a total 1,000,000 authorized pool units under the LTIP. Please reconcile your disclosure or help us to understand the apparent inconsistency.

Asset Advisory Fees, page 96

42. We note you direct investors to the "Use of Proceeds" section on page 34 for further disclosure on the one-time termination payment of the Asset Advisory Agreement, but page 34 does not discuss this payment. Please provide a materially complete description of the Asset Advisory Agreement in this section.

Index to Financial Statements, page F-1

43. Please provide audited financial statements of LSF8 Gypsum Holdings Company, LLC pursuant to Article 3-01(a) of Regulation S-X.

LSF8 Gypsum Holdings Company, LLC Unaudited Condensed Consolidated
(Successor)/Condensed Combined (Predecessor) Financial Statements, page F-1
Statements of Operations, page F-2

44. Please revise the column heading for the Successor's period to reflect September 1, 2013
to September 30, 2013. In this regard, there should be no overlap between the
predecessor and the successor periods. Please address this comment throughout your
document.

2. Significant Accounting Policies, page F-7

Basis of Presentation – Successor, page F-7

45. We note your disclosure that you are in the process of finalizing third-party valuations of
certain assets for the acquisition of the Predecessor. Please tell us the nature and extent
of the third party's involvement and tell us whether you believe the third party was acting
as an expert as defined in the Securities Act of 1933 such that you must disclose the name
of the third party in Form S-1 and obtain the third party's consent to be named.

46. Please expand your disclosures to provide information about loss contingencies in
accordance with ASC 805-20-50-1.d.

47. Please expand your disclosures regarding the goodwill recognized to provide the specific
factors that make up the goodwill. Specifically, you attribute the goodwill to expected
synergies and the assembled workforce. However, you do not explain what the specific
synergies are expected to be, or what the assembled workforce represents. Please refer to
ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

9. Debt, page F-13

48. Please expand your disclosure for the amount available under the Revolver as of
September 30, 2013, to clarify that the $19.2 million is available without violating any
covenants, if correct.

10. Commitments and Contingencies, page F-15

49. Please expand your disclosure for the LTIP to disclose the amount or range of potential
cash payout that the participants may earn upon a monetization event along with a
description of the significant monetization events that may occur for the participants to
earn the cash payout.

11. Related Party Transactions, page F-16

50. Please disclose the material terms of the Transition Services Agreement, including the
amount owed to Lafarge N.A. on a monthly, quarterly, or annual basis. Please also

disclose the amounts recognized in the successor financial statements related to this
agreement. Please refer to ASC 850-10-50-1 for guidance.

51. Please disclose the material terms of the advisory agreement, including the amount owed
to the affiliate of Lone Star on a monthly, quarterly, or annual basis. Please refer to ASC
850-10-50-1 for guidance.

Gypsum Division of Lafarge North America Inc. Audited Combined Financial Statements

2. Significant Accounting Policies, page F-26

Property, Plant and Equipment, page F-28

52. Please provide a more disaggregated presentation of the range of estimated useful lives
for buildings, machinery and equipment into smaller and more meaningful components,
as the range of useful lives is very broad (i.e., 3 to 40 years) and represents 98% of the
gross value of total property, plant and equipment as of December 31, 2012. Please also
separately disclose the gross amount for each new category within Note 5. For categories
that still have very broad range of useful lives, you should separately discuss the types of
assets that fall in each part of the range and explain why these types of assets have a
broad range.

53. Please disclose the level you assess impairment of your long-lived assets (i.e., what are
your specific lowest identifiable levels for which there are identifiable cash flows).
Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for
guidance.

10. Commitments and Contingencies, page F-37

54. Please revise your disclosure to state if the legal actions and claims are expected to be
material to your results of operations and cash flows in addition to your financial
condition. If there are legal actions or claims that may be material to your results of
operations and/or cash flows, specific disclosures for these legal actions and claims
should be provided. Please refer to ASC 450-20-50 for guidance.

11. Related Party Transactions, page F-39

55. We note your disclosure that you have not included the pension and post-retirement
benefit liability in your combined balance sheets for the predecessor periods, as the
obligations is and will remain a liability of the Parent. Please tell us your consideration
of the guidance in SAB Topic 1:B.1 and SAB Topic 5:T when determining that the
pension and post-retirement benefit liability should not be included in the combined
balance sheets, even though the liability relates to your employees and the service your
employees provide to your operations. Please also refer to your disclosures within Note
2, Basis of Presentation.

Recent Sales of Unregistered Securities, page II-2

    56. Please disclose which formation you are referring to and the date this unregistered sale of securities took place. See Item 701 of Regulation S-K.

       You may contact Tracey Smith, Staff Accountant at 202-551-3736 or Alfred Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3397 with any other questions.


Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief


cc: Jeffrey Chapman
       Gibson, Dunn & Crutcher LLP